SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 001-16857

Horizon Offshore 401 (k) Plan
(Full title of the plan)

Horizon Offshore, Inc.

(Exact name of registrant as specified in its charter)

Delaware	76-0487309
(State or other jurisdiction of incorporation or	(I.R.S. employer identification no.)
organization)
2500 CityWest Boulevard	77042
Suite 2200	(Zip code)
Houston, Texas
(Address of principal executive offices)

HORIZON OFFSHORE 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the
Administrator of Horizon Offshore 401(k) Plan:

     We have audited the accompanying statements of net assets available for benefits of Horizon Offshore 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of the year ended December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Houston, Texas
June 28, 2004

HORIZON OFFSHORE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
INVESTMENTS	$5,770,187	$4,054,737
PARTICIPANT CONTRIBUTIONS RECEIVABLE	93,527	134,378
EMPLOYER CONTRIBUTIONS RECEIVABLE	32,188	42,148
OTHER RECEIVABLE FROM EMPLOYER	—	695

Total Assets	$5,895,902	$4,231,958

LIABILITIES
ADMINISTRATIVE EXPENSES PAYABLE	$9,084	$9,906
DISTRIBUTIONS PAYABLE TO HIGHLY COMPENSATED EMPLOYEES	98,074	—

Total Liabilities	$107,158	$9,906

NET ASSETS AVAILABLE FOR BENEFITS	$5,788,744	$4,222,052

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

2003
INVESTMENT INCOME:
Net appreciation in fair value of investments	$384,737
Interest and dividends	50,635
CONTRIBUTIONS:
Participants	1,139,860
Rollovers	12,148
Employer	422,849

Additions	2,010,229

BENEFITS PAID TO PARTICIPANTS	397,268
ADMINISTRATIVE EXPENSES	46,269

Deductions	443,537

Net increase	1,566,692
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,222,052

End of year	$5,788,744

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. SUMMARY OF THE PLAN:

General

     The following description of the Horizon Offshore 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is for the exclusive benefit of all eligible employees of Horizon Offshore, Inc., and its subsidiaries (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

Status of Plan Sponsor

     The Plan Sponsor has incurred recurring operating and net losses for the past two years and the first half of 2004 and has an accumulated deficit. The Plan Sponsor’s ability to continue as a going concern is dependent on generating sufficient cash flows from operations for meeting its liquidity needs and servicing its debt requirements, and meeting financial covenants of its loan agreements. Accordingly, if the Plan Sponsor is unable to generate sufficient levels of cash flows from operations, it may have to consider alternatives to settle its existing liabilities with its limited resources, including a potential restructuring of the Company or seeking protection from creditors through bankruptcy proceedings. The Plan Sponsor’s ability to continue as a going concern directly effects its ability to make matching contributions to the Plan and pay Plan expenses and directly affects the value of the Company’s common stock held by participants of the Plan. See Note 5 for discussion of recent events.

     Since the Plan’s assets are held in trust for the benefit of the Plan and its participants, they are not subject to any claims made by any creditors of the Company. Therefore, the vested and non-vested balance of each participant’s account is protected from any claims of the Company’s creditors and is the sole property of each participant.

Eligibility and Contributions

     All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

     Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant’s eligible annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($12,000 for 2003). Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount ($2,000 for 2003).

     The Company makes a matching contribution (Employer Matching Contribution), which in 2003 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. The Employer Matching Contribution is invested directly in the Company’s common stock but may subsequently be transferred to another investment fund, at the participant’s direction, in accordance with provisions of the Plan. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2003 or 2002.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

     Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution and the participant’s share of the income and any appreciation or depreciation of the funds invested.

     The Plan is subject to and has satisfied the minimum funding requirements of ERISA for 2003.

Vested Benefits

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested Service	Vested Percentage
Less than 2	0%
2	20
3	40
4	60
3	80
6	100

     The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company’s Employer Matching Contribution or Plan expenses. The Company used $39,483 in forfeitures to pay Plan expenses during 2003. At December 31, 2003 and 2002, $57,026 and $54,507, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses.

Administration

     The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

Trustee and Custodian of Plan Assets

     The board of directors of the Company entered into a contract with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Effective July 1, 2003, Metropolitan Life Insurance Company serves as record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan. The term “trust fund” refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

Funds

     Each participant has the right upon enrollment to select fund(s) in which the balance in the participant’s account will be invested. Participants can direct their investment balances in whole percentage increments into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company’s common stock. Participants may subsequently change their investment options or transfer their balances between funds, in whole percentage increments, on any given day.

     During 2003, investments in the Company’s common stock represented approximately 51 percent of total contributions to the Plan. Investments in the Company’s common stock represented approximately 32 percent and 35 percent of total Plan assets as of December 31, 2003 and 2002, respectively.

Loans

     Participants are not allowed to borrow from the Plan.

Benefits

     The participant’s pretax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

     Upon death, permanent disability or retirement, each participant will receive a lump-sum amount equal to the value of his or her account. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

Federal Income Taxes

     The Plan received a determination letter from the IRS dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. However, the Plan has been amended subsequent to the issuance of the determination. Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. In February 2004, the Company requested another determination letter from the IRS to encompass any amendments through that date. The Company has not received the new determination letter from the IRS but the Plan administrator and the Company's external tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

     The Plan failed to pass the Actual Deferral Percentage Test and the Actual Contribution Percentage Test for the 2003 plan year. In order to correct these testing failures, Federal law generally requires that the corrective distributions be made no later than December 31, 2004. The Company anticipates making the necessary corrective distributions within the 12-month statutory correction period. The amount recorded by the Plan related to the 2003 nondiscrimination testing is $98,074 as of December 31, 2003 and has been recorded in the accompanying Statements of Net Assets Available for Benefits.

     Considering the remedial actions taken pursuant to the provisions of the Plan document, management believes that the failed nondiscrimination testing will not affect the tax-exempt status of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting and Investment Valuation

     The accompanying financial statements of the Plan are presented on the accrual basis of accounting. The financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

     Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.50 percent in 2003 and 5.25 percent in 2002. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 4.50 percent at December 31, 2003 and 5.25 percent at December 31, 2002.

     The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year.

     The MetLife Stock Market Index Guarantee fund offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The unit value is the dollar value of one unit, determined as of the close of each business day.

     The Company’s common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Net appreciation (depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s share of the investment income.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

     The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Benefits and Expenses

     Administrative expenses, including legal, trustee and accounting fees, are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer’s contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.

Termination of the plan

     The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

3. INVESTMENTS:

     The carrying values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows:

2003-
Investments at fair value as determined by quoted market price
Pooled separate accounts-
Janus Balanced Fund	$831,503
MetLife Stock Market Index Guarantee Fund	516,950
American Century: 20th Century Ultra Fund	538,586
Janus Worldwide Fund	364,887
Horizon Offshore, Inc., common stock	1,874,592
Investments at contract value
Metropolitan Insurance Company, guaranteed investment contract, 4.50%	677,238

2002-
Investments at fair value as determined by quoted market price
Pooled separate accounts-
Janus Balanced Fund	$563,318
MetLife Stock Market Index Guarantee Fund	308,727
American Century: 20th Century Ultra Fund	349,575
Janus Worldwide Fund	229,529
Horizon Offshore, Inc., common stock	1,478,683
Investments at contract value
Metropolitan Insurance Company, guaranteed investment contract, 5.25%	$451,139

     During the year ended December 31, 2003, the Plan’s investments appreciated (depreciated) in value as follows:

2003
Investments at fair value as determined by quoted market price
Pooled separate accounts	$494,794
Horizon Offshore, Inc., common stock	(136,076)

358,718
Investments at contract value
Metropolitan Insurance Company, guaranteed investment contract	26,019

$384,737

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2003	2002
Net assets available for benefits per the financial statements	$5,788,744	$4,222,052
Accrued expenses payable	9,084	9,906
Accrued distributions to highly compensated employees	98,074	—

Net assets available for benefits per the Form 5500	$5,895,902	$4,231,958

     The following is a reconciliation of additions to net assets per the financial statements to Form 5500 for the year ended December 31, 2003:

2003
Additions to net assets per the financial statements	$2,010,229
Distributions of excess contributions to highly compensated employees	189,604

Additions to net assets per the Form 5500	$2,199,833

     The following is a reconciliation of deductions from net assets per the financial statements to Form 5500 for the year ended December 31, 2003:

2003
Deductions from net assets per the financial statements	$443,537
Accrued expenses payable, net	822
Accrued distributions to highly compensated employees	(98,074)
Distributions of excess contributions to highly compensated employees	189,604

Deductions from net assets per the Form 5500	$535,889

5. SUBSEQUENT EVENTS (UNAUDITED):

     Subsequent to December 31, 2003 and through June 28, 2004, the fair value of Horizon Offshore, Inc. common stock within the Plan’s investments has significantly depreciated. At December 31, 2003, the fair value of the Plan’s investments in Horizon Offshore, Inc. common stock was approximately $1.9 million compared to approximately $0.4 million at June 28, 2004.

     In order to address the Company’s current liquidity problems and to provide sufficient funds to meet its immediate cash needs for the first half of 2004, the Company completed two issuances of subordinated secured notes. On March 11, 2004, the Company issued $65.4 million principal amount of 16% subordinated secured notes (the 16% Notes) due March 31, 2007 to a group of investors in a private placement. Also, on May 27, 2004, the Company issued $18.75 million principal amount of 18% subordinated secured notes (the 18% Notes) due March 31, 2007 to some of the same investors as the 16% Notes. The 18% Notes were purchased at a 20% discount, for $15.0 million. The 18% Note holders have an option to purchase up to an additional $6.25 million in subordinated secured notes at a 20% discount of the principal amount, which would result in additional gross proceeds to the Company of up to $5.0 million.

SCHEDULE I

HORIZON OFFSHORE 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

		Description of investment, including maturity
	Identity of issue, borrower,lessor, or	date, rate of interest, collateral, par or maturity
	similar party	value	Cost	Current value
(a)	(b)	(c)	(d)(1)	(e)
*	Metropolitan Insurance Company	Guaranteed Investment Contract, 4.50%, 49,939.12 units		$677,238
	American Century Investment	American Century Strategic Allocation:
	Management	Aggressive Fund, 41,450.51 units		288,910
	American Century Investment	American Century Strategic Allocation:
	Management	Moderate Fund, 30,266.16 units		192,190
	American Century Investment	American Century Strategic Allocation:
	Management	Conservative Fund, 31,609.82 units		173,222
	Janus Capital Corporation	Janus Balanced Fund, 41,700.25 units		831,503
*	Metropolitan Insurance Company	MetLife Stock Market Index Guarantee Fund,1,240.65 units		516,950
	Founders Asset Management	Dreyfus Founders Growth Fund, 29,254.21 units		287,569
	American Century Investment	American Century: 20th Century Ultra Fund,
	Management	20,209.60 units		538,586
	Janus Capital Corporation	Janus Worldwide Fund, 9,288.29 units		364,887
*	Horizon Offshore, Inc.	Common Stock, $1 par, 427,952 shares		1,874,592
		Cash		24,540

		Total investments		$5,770,187

*	Indicates party in interest.

(1)	Cost information is omitted, as investments are participant-directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE 401(k) PLAN

Date: June 28, 2004	/s/ DON J. HAYDEN By: Don J. Hayden Vice President Human Resources

INDEX TO EXHIBITS

Exhibit
Number
23.1	- Consent of Independent Registered Public Accounting Firm